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February 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Chris Edwards

Re:                             Jaguar Health, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2018
File No. 001-36714

Dear Mr. Edwards:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated February 12, 2018 (the “Letter”) regarding the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  Contemporaneous with this filing, the Company is filing on the EDGAR system an Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”)  reflecting the response of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter has been restated in bold below in its entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amendment. Terms used but not defined herein have the respective meanings assigned thereto in the Amendment.

Preliminary Proxy Statement on Schedule 14A

Proposal 1, page 8

1.                                      Please expand your disclosure to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes. Please provide similar disclosure for Proposal 2 with respect to the newly authorized shares that will available as a result of the reverse stock split if that proposal is approved. If there are any such plans, please describe them.

Response:  The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it has indicated on page 9 of the Amendment that, aside from (i) preliminary discussions with potential investors regarding the proposed issuance of Common Stock in one or more non-public capital raising transactions described in Proposal 3 of the Amendment, which may or may not occur and for which no definitive plans are currently in place, and (ii) the proposed increase to the number of shares of Common Stock authorized under the

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Company’s 2014 Stock Incentive Plan by up to 41,060,000 shares as described in Proposal 4 of the Amendment, the Company currently does not have any plans, proposals or arrangements, written or oral, to issue any newly authorized securities.  We have provided similar disclosure on page 15 of the Amendment for Proposal 2 with respect to the newly authorized shares that will be available as a result of the reverse stock split if that proposal is approved.

Proposal 3, page 19

2.                                      Please disclose the maximum amount of discount to the market at which shares may be issued.

Response:  The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the Company does not anticipate issuing shares in the proposed transactions contemplated in Proposal 3 at a discount to the current market price (which as of February 12, 2018, was $0.14 per share).  However, the Company may issue shares at a discount to the last publicly reported book value of $0.34 per share, which was the book value as of September 30, 2017.  Since NASDAQ Listing Rule 5635(d) requires stockholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the potential issuance by the Company of common stock at a price less than the greater of book or market value, the Company has indicated on page 19 of the Amendment that the maximum amount of discount to the greater of market and book value at which shares may be issued is 42%.

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Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 530-5586.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail

Karen Wright, Jaguar Animal Health, Inc., by e-mail

Donald C. Reinke, Reed Smith LLP, by e-mail